EXHIBIT 11.1

COMPUTATION OF LOSS PER SHARE

                                                                  March 31,
                                                                    1995
                                     Year Ended    Year Ended    (Inception)
                                      June 30,      June 30,     to June 30,
                                        1996          1997          1997

Net Loss                           $(4,280,740)  $(3,570,899)   $(8,508,519)

Preferred Stock Dividends                   -      ( 215,336)     ( 215,336)

Net Loss with Preferred Dividends  $(4,280,740)  $(3,786,235)   $(8,723,855)

Earnings Per Share                 $     (0.43)  $     (0.34)   $     (0.84)

Weighted Average Common Shares
                   Outstanding       9,943,869    11,284,874     10,446,756